UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   SCHEDULE TO
                                 (RULE 14d-100)

            Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934

                                 AMENDMENT NO. 2

                          Pre-Paid Legal Services, Inc.
                       (Name of Subject Company (Issuer))

                          Pre-Paid Legal Services, Inc.
                        (Name of Filing Person (Offeror))

                          COMMON STOCK, $0.01 PAR VALUE
                         (Title of Class of Securities)

                                   740065 107
                      (CUSIP Number of Class of Securities)

                                   Randy Harp
                             Chief Operating Officer
                          Pre-Paid Legal Services, Inc.
                                One Pre-Paid Way
                               Ada, Oklahoma 74820
                                 (580) 436-1234
                  (Name, Address and Telephone Number of Person
  Authorized to Receive Notices and Communications on Behalf of Filing Person)

                                 WITH A COPY TO:

                            Michael M. Stewart, Esq.
                   Crowe & Dunlevy, A Professional Corporation
                          20 North Broadway, Suite 1800
                             Oklahoma City, OK 73102
                                 (405) 235-7700

                            CALCULATION OF FILING FEE
Transaction valuation*                                     Amount of filing fee:
   $27,431,248.00                                               $3,475.54

* Calculated solely for purposes of determining the filing fee, in accordance with Rule 0-11 of the Securities Exchange Act of 1934. This calculation assumes the purchase of 1,000,000 of common stock of Pre-Paid Legal Services, Inc. at the maximum tender offer purchase price of $26.00 per share in cash.

[x] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  $3,294.24   Filing Party: Pre-Paid Legal Services, Inc.
Form or Registration No.:  Schedule TO              Date Filed:  August 27, 2004

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ] third party tender offer subject to Rule 14d-1.

[X] issuer tender offer subject to Rule 13e-4.

[ ] going private transaction subject to Rule 13e-3.

[ ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of a tender offer: [ ]

     This Amendment No. 2 amends and supplements the Tender Offer Statement Schedule TO filed with the Securities and Exchange Commission on August 27, 2004 (the "Schedule TO") filed by Pre-Paid Legal Services, Inc. (the "Company" or "PPLS") relating to the offer of PPLS to purchase up to 1,000,000 shares of its common stock at a price not greater than $26.00 nor less than $22.50 per share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated August 26, 2004 (the "Offer to Purchase"), and in the related Letter of Transmittal (the "Letter of Transmittal"), which, as amended or supplemented from time to time together constitute the tender offer and which are appended to and filed with the Schedule TO as Exhibits (a)(1)(i) and (a)(1)(ii), respectively. Capitalized terms used herein but not otherwise defined have the meanings ascribed to such terms in the Offer to Purchase.

ITEM 11.  ADDITIONAL INFORMATION.

Item 11 is hereby amended and supplemented by adding the following information:

     On September 29, 2004, the Company issued a press release announcing the preliminary results of the tender offer, which expired at 5:00 p.m., New York City time, September 28, 2004. A copy of the press release is filed as Exhibit
(a)(5)(vi) to the Schedule TO and is incorporated herein by reference.

ITEM 12.  EXHIBITS.

Item 12 is hereby amended and supplemented to add the following:

         Exhibit Number               Description
         (a)(5)(vi)                   Press release dated September 28, 2004
                                      announcing preliminary results of the
                                      Offer.

                                   SIGNATURES

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 2 to Schedule TO is true, complete and correct.

                                   PRE-PAID LEGAL SERVICES, INC.


Date:  September 29, 2004          By: /s/Randy Harp
                                       -------------
                                       Randy Harp, Chief Operating Officer

                                  EXHIBIT INDEX



Exhibit Number              Description
(a)(5)(iv)                  Press release dated September 29, 2004 announcing
                            preliminary results of the Offer.

                               EXHIBIT (a)(5)(iv)

For Release 8:30 a.m. Eastern                         Company  Steve Williamson
Wednesday, September 29, 2004                         Contact:    (580) 436-1234


                     PRE-PAID LEGAL SERVICES, INC. ANNOUNCES
                           PRELIMINARY RESULTS OF ITS
                       MODIFIED DUTCH AUCTION TENDER OFFER

     ADA, OK - September 29, 2004 - Pre-Paid Legal Services, Inc. (NYSE: PPD) today announced the preliminary results of its modified Dutch auction tender offer, which expired at 5:00 p.m. on September 28, 2004. Pre-Paid Legal Services, Inc. commenced the tender offer on August 27, 2004, to purchase up to 1,000,000 shares of its common stock at a price between $26.00 and $22.50 per share, net to the seller in cash, without interest. Georgeson Shareholder Communications, Inc. acted as information agent for the offer and UMB Bank, n.a. acted as the depositary.

     Based on a preliminary count by the depositary, the total number of shares tendered in the offer was 1,055,048 which include 332,014 shares pursuant to the guaranteed delivery procedure. Based on the preliminary count, the Company has elected to exercise its right to purchase the 55,048 additional shares tendered and expects to purchase all properly tendered shares at $26.00 per share, net to the seller in cash, without interest, for a total purchase price of approximately $27.4 million. All shares purchased in the tender offer will be purchased at the same price. The actual number of shares to be purchased and the purchase price are subject to final confirmation and the proper delivery of all shares tendered and not withdrawn, including shares tendered pursuant to the guaranteed delivery procedure. The actual number of shares and purchase price per share will be announced promptly following completion of the verification process. Payment for shares accepted and the return of all shares tendered but not accepted will occur promptly after determination of the number of shares properly tendered.

     The Company expects to pay for the shares tendered using approximately $19.0 million in borrowings under its amended stock term loan with the remaining $8.4 million coming from its available cash reserves.

     Pre-Paid Legal Services develops and markets legal service plans across North America. The plans provide for legal service benefits, including unlimited attorney consultation, will preparation, traffic violation defense, automobile-related criminal charges defense, letter writing, document preparation and review and a general trial defense benefit. More information can be located at the Company's homepage on the worldwide web at http://www.prepaidlegal.com.